SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC (the ''Company'')

DISCLOSURE OF DIRECTOR'S DETAILS - Mr. Paul Manduca

Director's other publicly quoted directorships - notification under LR 9.6.14(2)

Prudential plc confirms that Paul Manduca, Chairman of the Company, has been appointed as a non-executive Director of the board of Templeton Emerging Markets Investment Trust PLC with effect from 1 August 2015.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact

Alan F. Porter, Group Company Secretary, 020 7004 4005
Helen Archbold, Head of Corporate Governance, 020 7548 6901

Date of notification

26 June 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 June 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary